Marc Adesso Akerman LLP 500 West 5th Street Suite 1210 Austin, TX 78701 marc.adesso@akerman.com April 30, 2024

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

Washington, D.C., 20549

Attn: Uwem Bassey, Austin Pattan and Jan Woo

Re:	iOThree Limited Amendment No. 1 to Registration Statement on Form F-1 Filed March 4, 2024 File No. 333-276674

Dear Mr. Bassey, Mr. Pattan and Ms. Woo:

iOThree Limited (the “Company”) is in receipt of the above-captioned Comment Letter (the “Comment Letter”) regarding Amendment No. 1 to the Company’s Registration Statement on Form F-1 (the “Registration Statement”) submitted to the Securities and Exchange Commission (the “Commission”) on March 4, 2024. On behalf of the Company, we are responding to comments provided by the staff (the “Staff”) of the Commission.

For your convenience, this letter is formatted to reproduce your numbered comments in bold italicized text. In conjunction with these responses, we have live filed today with the Commission Amendment No. 2 to the Company’s Registration Statement on Form F-1 (the “Amendment”).

Amendment No. 1 to Registration Statement on Form F-1

Risk Factors

Risks Related to Being a Public Company, page 29

1. We note your response to prior comment 1. Please revise your risk factor to acknowledge that Section 22 of the Securities Act grants concurrent jurisdiction to both state and federal courts for claims arising under the Securities Act and that Section 27 of the Exchange Act grants exclusive jurisdiction to the federal courts of the United States for claims arising under the Exchange Act.

RESPONSE: The Company notes the Staff’s comment and has revised the relevant risk factor in the Amendment.

akerman.com

iOThree Limited

April 30, 2024

Capitalization, page 38

2. Please revise to disclose the number of ordinary shares authorized, issued and outstanding as of September 30, 2023 on a pro forma basis. Also, revise to reflect the appropriate dollar amount of ordinary shares on a pro forma basis, which would appear to be $173,342.

RESPONSE: The Company notes the Staff’s comment and has disclosed the number of ordinary shares authorized, issued and outstanding as of September 30, 2023. The Company has also revised its disclosure in the Amendment to properly reflect the appropriate dollar amount of ordinary shares on a pro forma basis.

Consolidated Financial Statements, page F-1

3. We note the changes you made to the financial statements as a result of prior comment 6. Please revise to include disclosures regarding the correction of errors for each period presented. The disclosures should include a description of the nature of the errors and a quantified discussion of the adjustments on each financial statement line item. Refer to ASC 250-10-50-7. Further, as applicable, revise to label the financial statements as restated. Lastly, please have your auditors revise their opinion to include an explanatory paragraph with regard to the correction of the errors in your previously issued financial statements. Refer to paragraph 18(e) of PCAOB AS 3101.

RESPONSE: The Company notes the Staff’s comment and has revised the disclosures in the consolidated financial statements accordingly. Further, the auditors of the Company have revised their opinion to include an explanatory paragraph with regard to the correction of the errors in its previously issued financial statements.

Plan of Distribution, page Alt-4

4. You indicate that the Reselling Shareholders may sell their shares "at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices." Please clarify, if true, that the Reselling Shareholders will sell at the same fixed price as the initial public offering until the ordinary shares are listed on The Nasdaq Capital Market.

RESPONSE: The Company has revised the applicable section of the Amendment to repeat and correspond with the statement contained on the cover page of the resale prospectus that “[o]nce, and if, our Ordinary Shares are listed on The Nasdaq Capital Market (“Nasdaq”) and there is an established market for the Reselling Shareholders’ Ordinary Shares, the Reselling Shareholders may sell their Ordinary Shares from time to time at the market price prevailing on Nasdaq at the time of offer and sale, or at prices related to such prevailing market prices or in negotiated transactions or a combination of such methods of sale directly or through brokers.”

iOThree Limited

April 30, 2024

General

5. We note you are registering for resale 2,301,274 ordinary shares held by All Wealthy International Limited., a company controlled by your Chief Executive Officer. Given the nature of the offering, including Mr. Koh's beneficial ownership and the size of the offering relative to the number of shares being offered by the company on a firm commitment basis, please provide us with an analysis of your basis for determining that it is appropriate to characterize the transaction as a secondary offering under Securities Act Rule 415(a)(1)(i) as opposed to an indirect primary offering and that All Wealthy International Limited, is not a statutory underwriter as defined in Section 2(a)(11) of the Securities Act of 1933.

RESPONSE: The Company acknowledges the Staff’s comment and, for the reasons set forth below, respectfully submits that the proposed resale from time to time in one or more offerings (collectively, the “Resales”) of up to a total of 2,301,274 ordinary shares (such shares, the “Resale Shares”) by All Wealthy International Limited (the “Selling Shareholder”) as contemplated in the Registration Statement (and the resale prospectus contained therein) is not an indirect primary offering. Rule 415(a)(1)(i) promulgated under the Securities Act of 1933, as amended (the “Securities Act”) permits secondary offerings in a registration statement that pertains only to securities “which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary.” The Selling Shareholder is indeed not the registrant (i.e., the Company), a subsidiary of the registrant, or a person of which the registrant is a subsidiary. Therefore, the registration of securities owned by the Selling Shareholder is appropriately characterized as a secondary offering under Rule 415(a)(1)(i).

In making this determination, the Company has considered the totality of the currently available facts and circumstances of the Resales, as well as the six factors enumerated in Compliance and Disclosure Interpretation Question 612.09 (“C&DI 612.09”) as relevant to determining whether a purported secondary offering is really a primary offering. The Company’s analysis of such facts and factors is set forth below.

Factor 1: How Long the Selling Shareholder Has Held the Shares

Mr. Koh founded the original Singapore entity which represents the Company’s key operating subsidiary, iO3 Pte. Ltd. (“iO3 Singapore”), in February 2019. Since that time, Mr. Koh continued to acquire shares in iO3 Singapore as co-founders left the company, and became the largest, majority shareholder of iO3 Singapore in May 2021. Since then, Mr. Koh has effectively never disposed of his controlling shareholding interests in iO3 Singapore.

iOThree Limited

April 30, 2024

As part of the reorganization of the Group consummated for the purpose of the Company’s proposed initial public offering and listing on Nasdaq, Mr. Koh received rights to ownership of the Company’s Ordinary Shares in exchange for his shares in iO3 Singapore. As stated in the Registration Statement, Mr. Koh is holding such Ordinary Shares through two entities, both of which are controlled by him: (i) 3,079,500 Ordinary Shares are held by the Selling Shareholder, and (ii) 8,926,500 Ordinary Shares are held by iO3 Strategic Investments Limited (“iO3 Strategic”). Since the founding of iO3 Singapore in February 2019, Mr. Koh has been dedicated to driving the success of the Company and has not been actively pursuing substantive divestment of his shareholding interest in either iO3 Singapore (i.e., the Singapore operating entity) or the Company which he holds. The Ordinary Shares beneficially owned by Mr. Koh represent his role as founder of the Group, as the Company’s key stakeholder, and his on-going commitment to the overall success of the Company.

Thus, consistent with Commission’s interpretations and rules that permit tacking of a holding period, including in the context of a holding company reorganization, the Selling Shareholder has effectively held the Resale Shares for at least three years. Based on the long period of time that the Selling Shareholder can tack its holding period based on Mr. Koh’s long-standing ownership of such securities, combined with the fact that Mr. Koh will continue to operate and control the Selling Shareholder, the Company believes that it is clear that the Selling Shareholder acquired its Ordinary Shares to further achieve Mr. Koh’s investment purposes in a tax efficient manner, rather than with an intent to quickly distribute the Resale Shares on behalf of the Company, or to otherwise act as a statutory underwriter in any capacity.

Factor 2: Circumstances under which the Selling Shareholder Acquired the Shares

As stated above, the Ordinary Shares beneficially owned by Mr. Koh represent his role as founder of the Group, as the Company’s key stakeholder, and his on-going commitment to the overall success of the Company. At the direction of Mr. Koh, the Selling Shareholder acquired the Resale Shares as part of the Company’s reorganization exercise described above, in transactions that were exempt from the registration requirements set forth under Section 4(a)(2) of the Securities Act. Mr. Koh caused the Selling Shareholder to be formed as a British Virgin Islands entity for investment purposes relating to tax reasons, in order to minimize certain Singapore-related taxes in the event of certain transactions in the Company’s securities, such as stamp duties.

The Company believes that the circumstances in which the Selling Shareholder acquired the Resale Shares do not suggest that the Selling Shareholder has been or is acting as conduit for the Company to effect a primary offering (or in any other capacity). Instead, the circumstances in which the Selling Shareholder acquired the Resale Shares suggest that the Selling Shareholder solely exists as a tax-efficient vehicle for Mr. Koh to hold his shares in the Company for the long term. As such, the Selling Shareholder would be deemed to have acquired the Resale Shares for investment purposes focused toward the Company’s growth and overall, long-term success, rather than with an intent to distribute the Resale Shares on behalf of the Company or to otherwise act as a statutory underwriter.

iOThree Limited

April 30, 2024

Factor 3: The Selling Shareholder’s Relationship to the Company

Despite the fact that the Company and the Selling Shareholder are under the common control of Mr. Koh, the two entities operate completely independent of one another. Based on the transactions described above, the Company believes that it is clear that the Selling Shareholder acquired the securities for investment purposes focused toward the Company’s growth and overall, long-term success. When and if Mr. Koh might cause the Selling Shareholder to orderly sell any of the Resale Shares, such sales would be conducted in order to satisfy his personal financial needs, unrelated to the operation or needs of the Company.

The Company does not have any contractual or legal relationship (including, without limitation, any underwriting relationship) that would allow it to control the timing, nature or amount of any secondary sale(s) of the Resale Shares by the Selling Shareholder if the Registration Statement is declared effective. Rather, as indicated on the cover of the prospectus forming a part of the Registration Statement, the timing and amount of any sale is within the sole discretion of the Selling Shareholder and the Selling Shareholder will bear the cost of any underwriting discounts, selling commissions and stock transfer taxes applicable to the sale of the Resale Shares. The Company will not receive any proceeds from the sale of the Resale Shares pursuant to the Registration Statement if declared effective.

Further, the Selling Shareholder has not at any time entered into any underwriting relationships or arrangements with the Company, nor received any commission or other payment from the Company in connection with the resale of any of its securities. Therefore, the foregoing circumstances are distinct from and not characteristic of those involving a primary offering by or on behalf of the Company.

Factor 4: The Amount of Shares Involved

The Selling Shareholder is seeking to register 2,301,274 Resale Shares, which is approximately 13.28% of the Company’s 17,334,239 ordinary shares outstanding after the Company’s initial public offering (“IPO”), assuming no exercise of the underwriters’ over-allotment option. The Resale Shares represent less than 5% of the Company’s authorized capital stock of ordinary shares (50,000,000).

iOThree Limited

April 30, 2024

Furthermore, as stated in the Registration Statement and above, Mr. Koh beneficially owns 12,006,000 Ordinary Shares, or approximately 80.04% of the Company’s outstanding securities prior to the Company’s IPO. As part of the IPO, Mr. Koh intends to sell 795,739 Ordinary Shares to the underwriters, leaving him with 11,210,261 Ordinary Shares, or approximately 64.67% of the Company’s outstanding securities after the Company’s IPO. In other words, less than 7% of Mr. Koh’s total holdings in the Company would definitively be resold as part of the Company’s IPO.

For resales only after the IPO, the Selling Shareholder will register for resale of 1,505,535 Ordinary Shares for potential post-IPO transactions (which of course represent less than 13% of Mr. Koh’s total holdings in the Company). At present, Mr. Koh does not plan to sell such shares immediately after the Company’s IPO (of course taking into consideration liquidity and price receptiveness of the market, as well as Mr. Koh’s own personal financial needs), but if the Selling Shareholder were to sell all such shares, Mr. Koh would still beneficially own 9,704,726 Ordinary Shares, or approximately 56% of the Company’s outstanding securities after the IPO, which are not being registered for resale. The Company notes that such remaining 56% stake held by Mr. Koh (which still represents more than 80%, or the vast majority, of Mr. Koh’s original holdings in the Company) will be subject to a customary lock up pursuant to the terms of the IPO underwriting agreement, as Mr. Koh has no plans to sell or resell such securities at any term in the near future.

Regardless of percentage, it is important to note that the amount being registered is only one factor cited in C&DI 612.09, and is not decisive. Moreover, the Company has reviewed various historical guidance from the Staff, including Compliance and Disclosure Interpretation Question 612.12, which states, “[a] controlling person of an issuer owns a 73% block. That person will sell the block in a registered ‘at-the-market’ equity offering. Rule 415(a)(4) applies only to offerings by or on behalf of the registrant. A secondary offering by a control person that is not deemed to be by or on behalf of the registrant is not restricted by Rule 415(a)(4).” This historical guidance by the Staff illustrates that a single, large selling shareholder can effect a valid secondary offering, even where such selling shareholder’s ownership percentage in the issuer is well in excess of the approximately 13.28% represented by the Resale Shares.

We also submit that emphasis solely on the number of shares being registered in relation to the shares outstanding or the public float can severely limit a smaller public company’s financing alternatives, which are generally few. The Staff has acknowledged these potential limitations by accepting as valid many secondary offerings where a significant number of shares are being registered but the facts do not otherwise demonstrate that the Selling Shareholder is acting as a conduit for the issuer to effect a primary offering.

iOThree Limited

April 30, 2024

Factor 5: Whether the Selling Shareholder is in the Business of Underwriting Securities

To the Company’s knowledge, the Selling Shareholder is not, nor has it ever been, in the business of underwriting securities. Additionally, the issuance of Resale Shares was neither conditioned on the prior effectiveness of the Registration Statement nor otherwise conditioned on the Selling Shareholder’s ability to resell the Resale Shares.

In prior no-action letters, the Staff has noted that determination of “underwriter” status depends on all of the facts and circumstances surrounding a particular transaction. Under the Commission’s rules, a “distribution” requires special selling efforts. Rule 100(b) of Regulation M defines a “distribution” as “an offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods.” The Company is not aware of any evidence that would indicate that any special selling efforts or selling methods (such as road shows or other actions to condition the market for the Ordinary Shares) by or on behalf of the Selling Shareholder have taken place or will take place if the Registration Statement is declared effective. The Selling Shareholder is owned and controlled by Mr. Koh, who is and will continue to be the Company’s CEO after its IPO. As such, the Selling Shareholder is certainly a long-term investor, and would not be seeking to distribute the Shares on behalf of the Company. Indeed, the Selling Shareholder will likely need to continue to bear the market risk of a significant portion of its ownership in the Company because it would likely be very difficult for it to sell such a large number of shares into the public market without significantly reducing the price that it would receive.

Accordingly, the Company believes that none of the features commonly associated with acting as an underwriter are present.

Factor 6: Whether under all the Circumstances it appears that the Selling Shareholder is Acting as a Conduit for the Company

Based on the foregoing analysis, the Company respectfully submits that the facts do not support the determination that the Selling Shareholder is acting as a conduit for the Company. The Selling Shareholder acquired the Resale Shares in a bona fide private placement transaction as part of the reorganization transactions discussed below and in the Registration Statement. Since such time, the Selling Shareholder has borne the full economic risk of ownership of its Ordinary Shares, and likely will continue to do so for a significant period of time given the historically low trading volume and price volatility of companies of the Company’s size and market position. The Selling Shareholder is not involved in the business of underwriting securities. The Selling Shareholder is not acting on behalf of the Company in any capacity, including with respect to the Resale Shares and the timing of any sales of the Resale Shares will solely be at the discretion of the Selling Shareholder. The Selling Shareholder is not a conduit for the Company, but simply rather a tax efficient means for holding the Company’s securities for its owner.

For the reasons described above, the Company respectfully submits to Staff that the proposed resale of the Resale Shares by the Selling Shareholder as contemplated by the Registration Statement is appropriately characterized as a secondary offering.

***

iOThree Limited

April 30, 2024

Please note that the Company has included certain changes in the Registration Statement other than those in response to the Staff’s comments, such as correcting scrivener’s errors in the section entitled “Principal and Selling Shareholders”.

We appreciate the opportunity to respond to your comments. If you have any questions during your review or I can assist in any way, please do not hesitate to contact me.

Sincerely,

/s/ Marc Adesso, Esq.

Akerman LLP

cc:	Eng Chye Koh

Chief Executive Officer

Fui Chu Lo

Chief Financial Officer